As filed with the Securities and Exchange Commission on April 12, 1995



                                                    Registration 33-89740
                                                                    -----

________________________________________________________________________________



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                               AMENDMENT NO. 2
                                      to
                                   FORM S-3

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933


                                 ABIOMED, Inc.
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                                   Delaware
                        ------------------------------
        (State or other jurisdiction of incorporation or organization)

                                  04-2743260
                             ---------------------
                     (I.R.S. Employer Identification No.)

                             33 Cherry Hill Drive
                         Danvers, Massachusetts 01923
                                (508) 777-5410
                                --------------
                       (Address, including zip code, and
                   telephone number, including area code, of
                   registrant's principal executive offices)


                                 John F. Thero
                             33 Cherry Hill Drive
                         Danvers, Massachusetts 01923
                                (508) 777-5410
                                --------------
                    (Name, address, including zip code, and
                    telephone number, including area code,
                             of agent for service)

         It is respectfully requested that the Commission send copies of all notices, orders and communications to:


                          Donald E. Paulson, Esquire
                        Brown, Rudnick, Freed & Gesmer
                             One Financial Center
                          Boston, Massachusetts 02111

                              ___________________

                 Approximate date of commencement of proposed
                  sales to the public:  At any time after the
                   Registration Statement becomes effective.


        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please
check the following box.  [   ]


        If any of the securities being registered on this Form are to be offered on a delay or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]


                              ___________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 ABIOMED, INC.
         Cross Reference Sheet Pursuant to Item 501 of Regulation S-K


Registration Statement Item and Caption............... Caption in Prospectus
- ---------------------------------------                ---------------------

1.  Forepart of the Registration Statement
    and Outside Front Cover of Prospectus............. Facing Page; Cross
                                                       Reference Sheet; Outside
                                                       Front Cover

2.  Inside Front and Outside Back Cover Pages
    of Prospectus..................................... Available Information;
                                                       Incorporation By
                                                       Reference; Table of
                                                       Contents

3.  Summary Information, Risk Factors and Ratio
    of Earnings to Fixed Charges...................... Prospectus Summary; Risk
                                                       Factors

4.  Use of Proceeds................................... Use of Proceeds

5.  Determination of Offering Price................... *

6.  Dilution.......................................... Dilution

7.  Selling Security Holders.......................... Selling Stockholder

8.  Plan of Distribution.............................. Plan of Distribution

9.  Description of Securities to be Registered........ *

10. Interests of Named Experts and Counsel............ Experts; Legal Matters


11. Material Changes.................................. *

12. Incorporation of Certain Information
    by Reference...................................... Incorporation of Certain
                                                       Documents by
                                                       Reference

________________
*Not Applicable.

                  Subject to Completion, Dated April 12, 1995
Prospectus
- ----------

                                451,427 SHARES
                                -------
[Logo]
                                 ABIOMED, INC.

                                 Common Stock


                               ($0.01 Per Share)

                             _____________________


        All 451,427 shares of Common Stock (the "Shares") of ABIOMED, Inc. (the "Company") covered by this Prospectus are issued and outstanding shares which may be offered and sold from time to time by Abiomed Limited Partnership (the "Partnership"), or its distributees (the "Selling Stockholder"). The Shares were issued to the Partnership in satisfaction of the Company's obligation to pay certain unpaid cumulative minimum royalties to the Partnership under the terms of an Option to Purchase Developed Technology dated September 27, 1985. See "Selling Stockholder".


        The Common Stock is traded on the Nasdaq National Market (the "NMS") under the symbol ABMD. On April 11, 1995, the closing sale price of the Common Stock on the NMS was $6.75.

        The Shares may be offered through any of several methods, including ordinary brokerage transactions or block transactions on the NMS or in the over-the-counter market, at market prices, or in privately negotiated transactions at prices agreed upon by the parties. Alternatively, the Shares may be distributed by the Partnership to its limited partners, to be held or sold by them. See "Plan Of Distribution".


        The Company will not receive any of the proceeds from the sale of the Shares covered by this Prospectus, but will bear all expenses incurred in effecting the registration of such Shares, including all registration and filing fees, "blue sky" fees, printing expenses, and legal fees for counsel for the Company. The Selling Stockholder will bear all brokerage expenses or commissions, if any, applicable to sale of the Shares.

                             _____________________

        The Common Stock offered hereby involves a high degree of risk. See "Risk Factors".

                             _____________________


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              APRIL __, 1995

                             AVAILABLE INFORMATION


        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at Citicorp Center, 500 West Madison Street, (Suite
1400), Chicago, Illinois 60661, and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

        The Common Stock of the Company is included for quotation on the Nasdaq National Market under the symbol "ABMD". The reports, proxy statements and other information filed by the Company with the Commission are also available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C.

        This Prospectus, which constitutes part of a registration statement (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933 (the "Securities Act"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the applicable document filed with the Commission.

        The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such documents should be directed to Kristin T. Hurley, Executive Assistant, ABIOMED, Inc., 33 Cherry Hill Drive, Danvers, Massachusetts 01923 (telephone number: (508) 777-5410).



                    INCORPORATION OF DOCUMENTS BY REFERENCE

        The following documents previously filed with the Commission are incorporated into this Prospectus by reference:


        (1) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994, as amended by Form 10-K/A.


        (2) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1994, September 30, 1994 and December 31, 1994.


        (3) The Company's proxy statement with respect to its Annual Meeting of Stockholders held on August 10, 1994.

        (4) The description of the Company's Common Stock contained in a registration statement on Form 8-A filed under the Exchange Act, including the portions of all amendments or reports filed for the purpose of updating such description heretofore filed with the Commission.


        In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the filing of a post-effective amendment hereto which indicates that all securities offered herein have been sold or which deregisters all securities offered herein then remaining unsold, shall be deemed to be incorporated herein by reference and to be part hereof from the filing date of such documents.

        Statements in documents incorporated by reference shall be deemed modified by statements herein. Statements so modified shall constitute part of the Prospectus only as so modified.







______________________________________________________________________________


                               TABLE OF CONTENTS


Available Information ...............................................     2
Incorporation of Documents by Reference .............................     2
Prospectus Summary ..................................................     4
Risk Factors ........................................................     7
Use of Proceeds .....................................................    11
Selling Stockholder .................................................    11
Plan of Distribution ................................................    13
Legal Opinions ......................................................    13
Experts .............................................................    13

______________________________________________________________________________

                              PROSPECTUS SUMMARY


        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                  THE COMPANY

        ABIOMED(R), Inc. (the "Company") is a developer, manufacturer and marketer of medical and dental devices and is a leader in the research and development of cardiac support systems. The Company includes three separate operating divisions: ABIOMED R&D, Inc., ABIOMED Cardiovascular, Inc., and ABIODENT\, Inc.


        ABIOMED R&D, Inc. is dedicated to scientific and engineering research and development of solutions to a variety of medical needs, with expertise in such areas as, but not limited to, electro-mechanical systems, cardiac physiology, fluid mechanics, electronics (hardware and software), plastics processing and optical physics. The R&D group is primarily funded by research grants and contracts from U.S. Government agencies. Technologies and devices under development by the Company include the SupraCor(TM) Intra-Arterial Cardiac Support System, the Total Artificial Heart, the Body Lead Analyzer, the Pediatric Pump, the Vascular Laser Welder and others as described further in the Company's Form 10-K and Forms 10-Q, herein incorporated by reference.

        ABIOMED Cardiovascular, Inc. and ABIODENT, Inc. manufacture, market and support products based on technology initially developed by the R&D Group now comprising ABIOMED R&D, Inc. The primary cardiovascular product is a bi-ventricular cardiac assist device, the BVS-5000\ (the "BVS-5000\"). This sophisticated but easy to use Class III device is employed by cardiac surgeons to save lives by providing patients' ailing hearts with full assist as an external temporary artificial heart, assuming, on a temporary basis, the complete pumping function of the heart until their natural hearts recover their normal function. In November 1992, the BVS-5000 became the first cardiac assist device to receive pre-market approval ("PMA") from the FDA for domestic marketing. The Company's only dental product (the "PerioTemp(TM)") is a device for early screening of periodontal disease through the measurement of small temperature differences around the pockets where teeth meet the gums.

        The Company is a Delaware corporation. It commenced operations in 1981. The Company's principal offices are located at 33 Cherry Hill Drive, Danvers, Massachusetts 01923, and its telephone number is (508) 777-5410.

                                 RISK FACTORS

        The Common Stock offered hereby involves a high degree of risk. See "Risk Factors".

                                 THE OFFERING



Type of Security ..................     Common Stock $.01 par value

Shares to be sold .................     451,427  shares by the Selling
                                        Stockholder

Shares outstanding(1) .............     6,925,821 shares

(1) Includes 2,040,000 shares of Class A Common Stock but excludes 487,080 shares of Common Stock reserved for issuance upon exercise of outstanding options.

                       SUMMARY FINANCIAL INFORMATION(3)
            (in thousands, except the footnotes and per share data)

                                                                                        Nine Months
                                    Years Ended March 31,                               Ended
                                                                                        December 31,
                           ----------------------------------------------------         ----------------------
Statements of              1990        1991       1992         1993       1994          1993       1994
Operations Data:           ----        ----       ----         ----       ----          ----       ----
Revenues                   $4,449      $3,788     $3,928       $4,049     $7,212        $5,412     $6,881

Net Loss                    (1,933)     (6,605)    (5,085)      (3,893)    (1,983)       (1,524)     (336)

Per share net
loss (1)                     (0.36)      (1.08)     (0.79)       (0.60)     (0.31)        (0.24)     (0.05)

______________________________________________________________________________________________________________

                                                March 31,                               December 31, 1994
                           ----------------------------------------------------         ----------------------
                                                                                                   As
Balance Sheet Data:        1990        1991       1992         1993       1994          Actual     Adjusted (2)
                           ----        ----       ----         ----       ----          ------     --------
Working Capital            $25,343     $23,152    $18,801      $10,727    $ 6,043        $ 6,355    $ 6,355

Total Assets                27,665      25,790     21,257       17,504     15,426         14,876     14,486

Debt to Abiomed Limited
 Partnership                   0         3,724      3,805        3,820      3,773          3,558         0

Total Liabilities            1,251       4,588      4,976        5,044      4,837          4,614      1,056

Stockholders
Investment                  26,414      21,202     16,281       12,460     10,589         10,262     13,430

________________________________________________________________________________

(1) The weighted average number of Common and Common Share Equivalents outstanding was 5,423,541, 6,143,728, 6,397,241, 6,440,828 and 6,461,234 for
the fiscal years 1990, 1991, 1992, 1993 and 1994, respectively, and 6,458,194 and 6,474,089 for the nine month periods ended December 31, 1993 and 1994, respectively.


(2) Adjusted to reflect the issuance of Common Shares distributed in satisfaction of $3,490,000 in Net Minimum Royalty Obligation, of which a portion is owed to subsidiaries of the Company and netted against the Company's $390,000 investment in the Partnership.

(3) Operating data for the years ended March 31 and Balance Sheet data as of March 31 are derived from the Company's audited financial statements included in the Company's Form 10-K incorporated by reference herein. Amounts for the nine months ended December 31 and as of December 31 are unaudited. These amounts are derived from the Company's unaudited consolidated financial statements.

                                 RISK FACTORS

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT AND ANTICIPATED FUTURE
LOSSES

The Company has incurred net losses since 1987. As of December 31, 1994 the Company had an accumulated deficit of approximately $23 million. Although losses have declined each year since 1991, there can be no assurance that the Company will be able to achieve significant commercial revenue or profitability in the future. The Company is in the development stage with several of its potential products. Further research and development of these products, including clinical trials, and introduction of these products to market will require significant additional expenditures which could increase operating losses. Whether the Company achieves profitability will depend upon a number of factors, including its ability to increase sales of its present products, successful development of new products, obtaining required approvals, and successful manufacturing and marketing of these new products. There can be no assurance that the new products will be clinically successful or that the Company will ever commercialize its new products or achieve profitability.

LIMITED MANUFACTURING AND MARKETING EXPERIENCE

The Company's product and service revenues are dominated by sales of the BVS-5000 product line, representing greater than ninety percent of such revenues. The Company received FDA pre-market approval to market this product in the United States in November 1992. Since FDA approval, the Company has been marketing and selling the BVS-5000 console to hospitals and other medical centers and training doctors and nurses of these hospitals and medical centers on use of the device. The Company considers itself to still be in the early stages of marketing the BVS-5000 in the United States. Continued new orders and reorders of the product are likely to be inconsistent and can not be assured. The Company has relied on third party distributors for international sales and distribution, and the Company has very limited direct experience with sales and marketing outside the United States.

Although the Company has manufactured product in sufficient quantities and quality to support recent levels of product sales, the Company has limited manufacturing experience. There can be no assurance that the Company can manufacture present and future products in sufficient quantity and quality to support desired future revenue growth.

MARKET ACCEPTANCE; REIMBURSEMENT; HEALTH CARE REFORM

Market acceptance of medical devices by doctors, medical institutions and insurers, including the Company's present and future products, is heavily dependent on clinical benefit to patients and related cost. The Company's future products have not been presented to the market and, accordingly, acceptance of such products with respect to clinical benefit and cost is unknown. Market acceptance and insurance reimbursement for these products cannot be assured.

The Company sells its primary products to doctors and medical institutions who are typically reimbursed for use of such product by government health administration authorities, private health insurers and other organizations.

The Company's ability to generate revenues from the sale of its products depends in part on the extent to which reimbursement for the cost of such products is available to the doctors and medical institutions. The Company believes that virtually all government health agencies and private health insurers currently recognize and reimburse doctors and medical institutions for the types of surgical procedures in which the BVS-5000 is typically involved. The level of reimbursement varies according to a variety of factors, including the insurer, location, medical procedure classification and cost. For example, Medicare reimburses for the surgical procedures in which the BVS-5000 is utilized, and incrementally reimburses doctors for implant and explant of the BVS-5000. However, Medicare does not incrementally reimburse medical institutions for implant or explant of the BVS-5000, whereas certain private payor insurance companies provide incremental reimbursement to both doctors and medical institutions. The sufficiency of such reimbursement to doctors and medical institutions cannot be assured.

Proposals for significant health care reform are expected to continue to affect health care in the United States and international markets where the Company sells or plans to sell its products. Many of the proposed domestic reforms seek to control the escalation of healthcare costs through changes in reimbursement policies and otherwise. The Company cannot at this time assess the impact that various proposals may have on future operating results because of the uncertainties surrounding any foreseeable changes, although some of the proposals, if enacted, could potentially have a material adverse effect on the Company's business.

STRINGENT GOVERNMENT REGULATION

The Company's products are subject to extensive regulation by the federal Food and Drug Administration ("FDA") and, in some jurisdictions, by state and foreign government authorities. In particular, the Company must obtain specific clearance from the FDA before it can market future products, or enhancements to present products, in the United States. Although the Company has all FDA approvals needed to market the BVS-5000 and PerioTemp, there can be no assurance that additional clearances sought by the Company will be granted or that FDA review will not involve delays and added cost which adversely affect the marketing and sale of future products and enhancements. Current FDA enforcement policy prohibits the promotion or labeling of approved medical devices for unapproved uses. The Company is also required to continue to adhere to the manufacturing, testing, control, labeling, documentation and post-market product surveillance requirements of the FDA. These Good Manufacturing Procedures, as regulated by the FDA, and subject to periodic change and review by the FDA, may have a material impact on the Company's business. Recently, the FDA has pursued a more rigorous enforcement program to ensure that regulated businesses, like the Company's, comply with applicable laws and regulations. Medical device laws are also in effect in many of the foreign countries where the Company does or seeks to do business. Federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future change.

POTENTIAL INADEQUACY OF PRODUCT LIABILITY INSURANCE

The use of the Company's products entail an inherent risk of adverse effect which could expose the Company to product liability claims. Although exposure of Class III devices, such as the BVS-5000, to product liability claims have historically been mitigated by the nature of the devices, there can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from such claims, that the Company's $5 million of insurance coverage would be adequate to protect the Company against potential liabilities, that such insurance will continue to be available at acceptable costs, if at all, or that a product liability claim would not materially adversely affect the business or financial condition of the Company.

DEPENDENCE ON SOLE SOURCES OF SUPPLY

The Company relies on outside vendors to supply certain components used in the BVS-5000. Certain of these components of the BVS-5000 are supplied by sole source vendors and custom made for the Company. In addition, certain of these components are supplied from single sources due to quality considerations, costs or constraints imposed by regulatory authorities. There are relatively few additional sources of supply for such components and establishing additional or replacement suppliers for such components cannot be accomplished quickly. In the past, certain suppliers have announced that, due to government regulation or in an effort to reduce potential product liability exposure, they intend to limit or terminate sales of certain products to the medical industry. Although the Company does not expect any interruption of its product production due to the lack of available supplies, there can be no assurances that, if such an interruption were to occur, the Company would be able to find suitable alternative supplies at reasonable prices. The Company's inability to obtain acceptable components in a timely manner or find suitable replacements would have a material adverse effect on the Company's ability to manufacture the BVS-5000, and therefore on its business and financial condition.

DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS

The Company relies upon the law of trade secrets, patent protection and unpatented proprietary know-how to protect its technology.

The Company owns numerous United States and foreign patents and has numerous patent applications pending. The Company's success will depend in part on its ability to obtain and maintain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. No assurance can be given that any patents in addition to those held by the Company will be issued, that the scope of any patent protection will exclude competitors or that any of the Company's patents will be held valid if subsequently challenged. Further, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design products that circumvent any patents used by the Company.

The Company also protects its proprietary technology in part by entering into confidentiality agreements with industry partners and consultants and both confidentiality and non-competition agreements with employees. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by competitors.

DEPENDENCE ON KEY PERSONNEL

The Company is highly dependent on the principal members of its scientific, sales, and management staff, the loss of whose service could have a material adverse effect on the Company. Competition among medical device companies for highly skilled scientific, sales and management personnel is intense. There can be no assurance that the Company will be able to attract and retain all personnel necessary for the development of its business.

COMPETITION AND TECHNOLOGICAL CHANGE


Competition in the cardiac assist market is intense and expected to increase. The mechanical cardiac assist device market, a segment of which is addressed by the BVS-5000, is believed to be a rapidly emerging market. Although the BVS-5000 is the only device approved by the FDA for the treatment of post cardiotomy shock, many of the companies developing or marketing products in the cardiac assist market have substantially greater financial, product development, sales and marketing resources and experience than the Company. Competitors may develop superior products or products of similar quality at the same or lower prices. Although no other current product has FDA approval for treatment of post cardiotomy shock, products of other companies are sold to similar audiences and compete for budgeted funds of customers. In the future, the Company may experience increased competitive pricing pressure that may adversely affect unit prices and sales levels and innovation in medical technology and biotechnology may reduce the size of the potential markets for the Company's products.

RELIANCE ON GOVERNMENT CONTRACTS


The Company relies heavily on external funding for its basic research and development, primarily through government research contracts and grants. Such funding has been responsible for the initial development for the majority of the Company's present products and products under development. In particular, in September 1993, the Company was awarded by the National Heart, Lung and Blood Institute, a two phase, seven year contract of $13.5 million for continued development of the total artificial heart. The Company anticipates that it will continue to seek government contracts and grants to support development efforts. Certain of the Company's government contracts have been completed or are nearing completion. All such government contracts contain provisions making them terminable at the convenience of the government. There can be no assurance that any of the government contracts being sought by the Company will be forthcoming or that the Government will not terminate any of the Company's existing contracts.

FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FINANCING

Although the Company believes that its existing resources will be sufficient to meet its operating expenses for at least the next 24 months, there can be no assurance that the Company will not need to seek additional capital to meet operating expenses at an earlier date, or that such financing will be available, if at all, on favorable terms.

The Company is working on the research and development of several products. Before many of these products can be brought to market, the Company expects that it may be necessary to significantly increase expenditures related to research and development, including costs of clinical trials. Expenditures required for development of new products could exceed the Company's resources. To adequately fund such development, the Company may seek additional funding through public or private financing, including equity financing, from time to time. Future financing for these or any other purposes maybe sought through financial markets, arrangements with corporate partners or other sources. However, there can be no assurance that such financing will be available or will be available on favorable terms.

VOTING CONTROL AND LIMITED VOTING RIGHTS

Except in certain cases, each share of Common Stock is entitled to one vote and each share of Class A Common Stock is entitled to ten votes, with both classes voting together as a single class. Dr. David M. Lederman beneficially owns 1,428,000 shares of Class A Common Stock and Dr. Param I. Singh beneficially owns the remaining 612,000 share of Class A Common Stock. Together, they control a majority of the total voting power of the Company both prior to and after this offering. If at any time Dr. David M. Lederman should sell one or more shares of the Class A Common Stock, all Class A Common Stock will be converted to Common Stock and the voting rights of such stock reduced to one vote per share. The voting power of the Class A Common Stock may discourage or preclude certain transactions by the Company, whether or not beneficial to public stockholders, including matters with respect to election of directors and matters with respect to mergers or acquisitions, if any, and such voting power may discourage other investors from investing in the Common Stock.

POSSIBLE VOLATILITY OF SHARE PRICE

There has been a history of significant volatility in the market price for shares of the Company's stock and shares of other companies in the medical products and biomedical technology fields. Factors such as the announcement of new products and the achievement of developmental milestones or FDA approvals by the Company or its competitors have caused and could cause the price of the Company's Common Stock to fluctuate significantly. Moreover, although there has been a public trading market for the Common Stock since 1987, on many days there has been a relatively limited number of shares which have been traded by the public, resulting in further volatility of the stock price. Additionally, the spread between the ask and bid prices for the Company's stock on the NMS market has been relatively wide, potentially discouraging investor trading in the Company's Common Stock.



                                USE OF PROCEEDS

        The proceeds from the sale of the Shares offered hereby will be the property of the Selling Stockholder and no part of the proceeds will be received by the Company.



                              SELLING STOCKHOLDER

        In 1985, the Company sponsored the formation of the Partnership to finance the development of the BVS-5000 and the SupraCor~ (formerly the "ICS"). One wholly-owned subsidiary of the Company is the sole general partner of the Partnership with a 1% interest and another wholly-owned subsidiary has a 9.9% special limited partner interest. Under the Option to Purchase Developed Technology between the Company and the Partnership dated September 27, 1985 (the "Purchase Option"), the Company was required to pay the Partnership royalties of 5.5% of sales plus 50% of amounts the Company receives from sales or sublicenses of the BVS-5000, SupraCor and certain related technology through August 3, 2000, up to a maximum amount of $16 million with respect to the BVS-5000 and $33.8 million with respect to SupraCor. In addition, the Company was obligated to pay cumulative minimum annual royalties, which are subject to deferral under certain circumstances.
At March 31, 1995 the Company would have owed the Partnership cumulative minimum annual royalties, accrued for the five years ending March 31, 1995, net of previous payments to the Partnership, of $9,164,000, and the Partnership would have owed the Company approximately $5,674,182 for a loan and related interest at a bank's prime rate plus 1% and for certain direct operating expenses of the Partnership, so that the Company would have owed the Partnership a net amount of approximately $3,489,818 (the "Net Minimum Royalty Obligation").

        On March 29, 1995, the Company issued 451,427 Shares of Common Stock to the Partnership in satisfaction of the Net Minimum Royalty Obligation, less the portion of the Net Minimum Royalty Obligation allocable to the interest of the subsidiaries of the Company holding a 10.9% interest in the Partnership. Those subsidiaries and the Partnership agreed to waive payment by the Company of the portion of the Net Minimum Royalty Obligation attributable to the subsidiaries' interest in the Partnership. In accordance with the terms of the Purchase Option, the Shares were valued based upon the average closing price on NMS for the 10 trading days immediately preceding the date of issuance.

        The following table sets forth certain information concerning the beneficial ownership of the Company's Common Stock by the Selling Stockholder.


                      Number of Shares      Number of       Number of Shares
Name of               Beneficially Owned     of Shares     Beneficially Owned
Selling Stockholder   at March 29, 1995    Offered Hereby    After Offering  (1)
- -------------------   ------------------   --------------  ------------------
Abiomed Limited             451,427             451,427            - 0 -
Partnership

___________


(1) Assumes the sale of all the shares of Common Stock registered hereby, although the Selling Stockholder has made no arrangements to sell the Shares at this time.



                             PLAN OF DISTRIBUTION


        Depending upon market conditions and other factors, the Partnership may sell any of the shares of Common Stock from time to time. Alternatively, the Partnership may elect to distribute the Shares to its limited partners in kind. To the extent that any of the Shares so distributed are not freely resalable by one or more limited partners (under Rule 144(k) under the Exchange Act, or otherwise), at the request of any limited partner the Company will amend this Prospectus to name such limited partner as Selling
Stockholder.

        The price and manner of sale of the Shares are in the sole discretion of the Selling Stockholder. The Shares may be offered through any of several methods, such as ordinary brokerage transactions or block transactions through the NMS in the over-the-counter market at market prices or in privately negotiated transactions at prices agreed upon by the parties. Neither the Company, the Partnership, nor, to the best of the Company's knowledge, any of the limited partners of the Partnership, has any agreement, arrangement or understanding with any broker or dealer entered into prior to the effective date of the Registration Statement of which this Prospectus is part with respect to the sale of the Common Stock offered hereby.


                                LEGAL OPINIONS

        Certain legal matters relating to the Shares offered hereby are being passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts. Donald E. Paulson, who is also Secretary of the Company, and certain other employees of corporate partners of Brown, Rudnick, Freed & Gesmer hold in the aggregate approximately 23,700 shares of Common Stock of the Company.



                                    EXPERTS

        The consolidated financial statements and supplemental schedules of the Company as of March 31, 1994 and 1993 and for each of the three years in the period ended March 31, 1994, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II
                                    -------

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The expenses incurred by the Company in connection with the issuance and distribution of the securities being registered are as follows:

                                                                   Amount*
                                                                   ------
Securities and Exchange Commission Registration Fee.............$  1,060

State Blue Sky Filing Fees......................................   1,985

Legal Fees and Expenses.........................................  15,000

Accounting Fees and Expenses....................................   5,000

Blue Sky Fees and Expenses......................................   1,000

Transfer Agent's Fees and Expenses..............................     500

Miscellaneous...................................................     455
                                                                 -------

    Total.......................................................$ 25,000
                                                                 -------
_______
* All amounts are estimated except SEC Registration Fee.


Item 15.  Indemnification of Directors and Officers.

        The Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any other provisions of the law. However, a director shall be liable to the extent required by law (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transactions from which the director derives an improper personal benefit. The effect of the provision in the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior in the context of transactions involving a change of control of the Company or otherwise, except in the situations described in clauses (i) through (iv) above. These provisions will not alter the liability of directors under Federal security laws or their liability as officers or employees of the Company.

        The Company has indemnification agreements with each of its present and former directors providing for the maximum indemnification provided by
Delaware law.   The Company has entered into similar agreements with certain
of the Company's officers and key employees who are not directors.   The
Company's directors and officers are also covered by an insurance policy against certain liabilities that might be incurred in connection with the performance of their duties.

        The indemnification agreements provide that the Company will pay certain amounts incurred by a director or officer in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Company (derivative suits) where the individuals's involvement is by reason of the fact that he or she is or was a director or officer. Under the indemnification agreements, a director or officer will not receive indemnification if the director is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. The agreements provide a number of procedures and presumptions used to determine the director's or officer's right to indemnification and include a requirement that, in order to receive an advance of expenses, the director or officer must submit an undertaking to repay any expenses advanced on the director's or officer's behalf that are later determined the director was not entitled to receive. The Company believes that indemnification agreements such as the form adopted by the Company's Board of Directors offer directors and officers significant assurance that they will be indemnified for actions taken in good faith and in a manner they believe to be in the best interests of the Company. The Company knows of no pending or threatening litigation against a director or officer for which a claim for indemnification under the indemnification agreement would be made.

ITEM 16.  EXHIBITS.

        See the Exhibits Index included immediately preceding the exhibits to this Registration Statement.

ITEM 17.  UNDERTAKINGS.


    (a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Danvers, Commonwealth of Massachusetts, on the 10th day of April, 1995.
                      ----

                          ABIOMED, Inc.

                          /s/ David M. Lederman
                          ----------------------------

                            David M. Lederman, Chairman of the Board,
                            President, Director and
                            Principal Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


SIGNATURE                        TITLE                         DATE
- ---------                        -----                         ----
/s/ David M. Lederman       Chairman of the Board,        April 10, 1995
- ----------------------      President, Director and
David M. Lederman           Principal Executive Officer


/s/ John F. Thero           Vice President Finance        April 10, 1995
- ----------------------      and Administration
John F. Thero                (Principal Financial and
                            Accounting Officer)

         *                  Director                      April 10, 1995
- ----------------------
W. Gerald Austen


         *                  Director                      April 10, 1995
- ----------------------
William G. Davis



         *                  Director                      April 10, 1995
- ----------------------
Paul Fireman


         *                  Director                      April 10, 1995
- ----------------------
John F. O'Brien


         *                  Director and                  April 10, 1995
- ----------------------
Param I. Singh              Vice President Corporate
                            Development

         *                  Director                      April 10, 1995
- ----------------------
Henri A. Termeer


*By: /s/ John F. Thero
     ----------------------
     John F. Thero, as
     attorney-in-fact

                                 EXHIBIT INDEX

Exhibit No.     Description of Exhibit                  Sequential Page No.
- -----------     ----------------------                  -------------------

(4)             Instruments defining the rights of
                Security Holders, including
                Indentures.

                (a)  Specimen Certificate of Common
                     Stock - filed as Exhibit 4.01
                     to Registration Statement on
                     Form S-1 (Registration No. 33-
                     14861) (the "1987 Registration
                     Statement")                                  *

(5)             Opinion of Brown, Rudnick, Freed &
                Gesmer                                            *

(23)            Consent of Arthur Andersen LLP

(24)            Power of Attorney                                 *

_____________

* In accordance with Rule 411(c) under the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

                                                                      EXHIBIT 23

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference in this Registration Statement of our reports dated May 19, 1994 included in ABIOMED, Inc.'s Form 10-K for the year ended March 31, 1994 and to all references to our Firm included in this Registration Statement.


                                                         /s/ Arthur Andersen LLP
                                                         ARTHUR ANDERSEN LLP


Boston, Massachusetts
April 11, 1995